

February 27, 2015

Via E-mail
Mr. Shawn A. Callahan
Chief Financial Officer
Metwood, Inc.
819 Naff Road
Boones Mill, VA 24065

>   **RE: Metwood, Inc.**
>   **Form 10-K for the Year Ended June 30, 2014**
>   **Filed September 30, 2014**
>   **Form 10-Q for the Quarter Ended December 31, 2014**
>   **Filed February 17, 2015**
>   **File No. 0-5391**

Dear Mr. Callahan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2014

Item 9A. Controls and Procedures, page 16

1.   You currently disclose that your internal control over financial reporting was ineffective as of June 30, 2013. Please revise your disclosure, in an amended Form 10-K, to refer to June 30, 2014 instead of June 30, 2013 as required by Item 308(a)(3) of Regulation S-K.

2.   Please disclose, in an amended Form 10-K, the framework used by management to evaluate the effectiveness of internal control over financial reporting as required by Item 308(a)(2) of Regulation S-K.

3.   It is not clear if you performed an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures as of the end of the period covered by your report. Please perform an effectiveness assessment of your disclosure controls

and procedures and disclose your conclusions in an amended Form 10-K. Refer to Item 307 of Regulation S-K.

4.   We remind you that your amendment is required to include currently dated certifications that refer to the amended Form 10-K and conform to the format provided in Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Quarter Ended December 31, 2014

Exhibit 31

5.   We note that you have made certain modifications to paragraphs 4(a), 4(b) and 4(d) of your management certifications. In future filings, please revise your certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or Anne McConnell, Staff Accountant, at (202) 551-3709 with any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief